

November 15, 2016

Jean-Paul Chavanaz
Jasmin Corp.
33 Rue Theophile Lamy
Bourges
18000 France

      Re: **Jasmin Corp.**
              Amendment No.2 to Registration Statement on Form S-1
              Filed November 4, 2016
              File No. 333-213425

Dear Mr. Chavanaz:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated October 11, 2016 that Exhibit 10.3 "is a representation of relationships between the Company and the customer". Currently, the disclosure in your prospectus describes this agreement as a contract "for sales" (p. 18, 20) and a "signed contract…for future sales orders" (p. 17, 19, 21). However, the document does not appear to bind either party or involve consideration. Please revise your prospectus to make it clear that, although Un Rien De Vous is your only customer, the document memorializing your relationship does not bind the parties or involve consideration, or serve as a contract obligating this company to purchase your products.

Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551- 3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction